Exhibit 99.8
Media release

Rio Tinto discloses details of the $5.1 billion taxes paid in 2017

9 April 2018

Rio Tinto has published its latest Taxes paid report detailing the $5.1 billion paid in taxes and royalties in 2017.

The majority of its taxes were paid in Australia ($3.8b), Canada ($387m), Chile ($318m), Mongolia ($228m), South Africa ($93m), the United Kingdom ($81m) and the United States ($78m).

Rio Tinto chief financial officer Chris Lynch said “Our voluntary Taxes paid report highlights how Rio Tinto continues to be a significant contributor in the countries where we operate through the taxes, royalties and wages we pay. We believe it is important that our investors, communities and other stakeholders understand the significant impact we make through the tax we pay and our broader economic contribution.”

Rio Tinto has been a pioneer in transparent reporting of corporate taxes paid, since its first Taxes Paid report was voluntarily published in 2010.

Corporate income tax comprised approximately half of Rio Tinto’s tax payments globally, followed by government royalties, other taxes and employer payroll taxes.

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